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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF         DECEMBER         , 20 06
                --------------------------     --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA

                                                  -----------------------------
                                                  (REGISTRANT)


DATE DECEMBER 22, 2006                            BY /s/ Harsya Denny Suryo
     ------------------------                        --------------------------
                                                            (SIGNATURE)


                                                        HARSYA DENNY SURYO
                          VICE PRESIDENT INVESTOR RELATION & CORPORATE SECRETARY

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                                  PRESS RELEASE
                                  -------------
                          No.TEL.835 /PR000/COM-10/2006


                          REVISION PAYMENT SCHEDULE OF
                       INTERIM DIVIDEND FOR THE YEAR 2006


JAKARTA, DECEMBER 22, 2006 - It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk. (hereinafter referred to as "the Company"), that In reference to the Announcement from the Jakarta Stock Exchange, Surabaya Stock Exchange, KPEI and KSEI dated December 20 2006 which has declared a Trading Holiday on Friday, December 29, 2006, thus the interim dividend payment date which was previously set on December 29, 2006 is hereby revised to JANUARY 2, 2007.

There are no other revisions to the other terms and conditions regarding the procedures and schedules of the Interim Dividend Payment for the year 2006 as published in the Company's Press Release on December 8, 2006.




HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary

For further information, please contact:


INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP : 62-21-5215109
FAX  : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM-INDONESIA.COM